Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges(1)	$43,621	$79,907	$92,970	$86,073	$89,265
Preferred stock dividends	6,437	5,716	5,736	5,773	5,885

Combined fixed charges and preferred stock dividends	$50,058	$85,623	$98,706	$91,846	$95,150

Fixed charges	$50,058	$85,623	$98,706	$91,846	$95,150
Income (loss) from continuing operations	$14,704	$28,619	$75,720	$100,218	$122,876

	$64,762	$114,242	$174,426	$192,064	$218,026

Deficiency	$0	$0	$0	$0	$0

Ratio of earnings to combined fixed charges and preferred stock dividends	1.29	1.33	1.77	2.09	2.29

(1)	Fixed charges consist of interest expense on all indebtedness.